EXHIBIT (a)(6)

Crossroads Option Exchange Program January 15 and 16, 2003

Stock Option Exchange Program Agenda Objectives Eligibility Timeline Program Details Impact of Reverse Stock Split Action Items

Stock Option Exchange Program Objectives Retention of current employees by providing incentives to those with underwater option grants Return underwater shares to the Plan and increase the share pool for future issuances Eligibility Current employees, including executive officers and non-employee members of our Board of Directors (excluding those who have received a written notification of their termination prior to the Expiration Date of the Offer). This is a voluntary program, participation is not required

Stock Option Exchange Program Eligibility You must remain an employee of Crossroads or one of our subsidiaries (or non-employee board member of Crossroads) continuously through the date we issue New Option Grants If you do not remain an employee of Crossroads or one of our subsidiaries (or non-employee board member of Crossroads) continuously from the date you return your option grants for exchange through the date your new option grants are issued, you will not receive any new option grants or any other payment or consideration in exchange for your returned option grants that have been accepted for exchange and cancelled. This rule applies regardless of the reason your employment (or board service) may be terminated and whether as a result of voluntary resignation or involuntary termination, including termination by reduction in force, death or disability.

Stock Option Exchange Program Timeline Commencement date of the offer is January 13, 2003 Deadline for participation is February 10, 2003, at 11:59 p.m., Central time, unless it is extended by us Should you fail to make an election by the published deadline, you will be deemed to have elected to not participate in the Option Exchange Program The New Option Grants will be granted on or promptly after the first trading day that is at least six months and one day after the Expiration Date of the Offer. If the Expiration Date of the Offer is February 10, 2003, this day would be August 12, 2003.

Stock Option Exchange Program Program Details Option holders will have the opportunity to exchange outstanding options for new options granted on or promptly after the first trading day that is at least six months and 1 day after cancellation New options will have an exercise price equal to the FMV of Crossroads' stock on the new grant date. The new exercise price is unknown. New options will be for a lesser number of shares than your returned options, as shown in the table below. Option holders will have the opportunity to exchange outstanding options for new options granted on or promptly after the first trading day that is at least six months and 1 day after cancellation 3 Tiers for exchange < $4.00 exercise price=1:3 stock exchange $4.00 - $49.99 exercise price=1:4 stock exchange =>$50.00 exercise price=1:5 stock exchange Grant Exercise Price # of Shares Granted Exchange Ratio New Grant Size 09/28/01 $3.30 4,500 1:3 stock exchange 1,500 05/31/00 $39.875 2,000 1:4 stock exchange 500 04/28/00 $70.625 4,000 1:5 stock exchange 800

Stock Option Exchange Program Program Details If you elect to exchange any options, all options granted on or after July 12, 2002 must also be exchanged (Required Options) Options granted prior to July 12, 2002 may be exchanged on a grant-by-grant basis Vesting Schedule 3 year period 25% vests immediately upon date of grant and the remainder in equal monthly installments

Stock Option Exchange Program Program Details Example of how an employee's election will impact his/her Stock Options If this employee participates in the exchange program , he/she must exchange Grant C (a "Required Option") because it was granted after July 12, 2002 This employee can voluntarily choose to exchange Grants A and B on a grant by grant basis Grant Exercise Price # of Shares Granted Exchange Ratio New Grant Size New Grant Price Grant A 05/31/00 $39.875 2,000 1:4 stock exchange 500 To be determined Grant B 09/28/01 $3.30 4,500 1:3 stock exchange 1,500 To be determined *Grant C 07/31/02 $0.83 4,000 1:3 stock exchange 1,334 To be determined

Stock Option Exchange Program Program Details For non-exempt employees of Crossroads: Based upon labor law requirements, it is possible that New Option Grants issued to you, whether vested or unvested, will not become exercisable until 6 months after the New Option Grant date. In the event we determine they are not exercisable until six months after the grant date of the New Option Grants: Upon the expiration of the 6 month period each of your New Option Grants will be vested and exercisable for the same number of shares for which the New Option Grant would have been vested and exercisable had it been immediately exercisable on the grant date (assuming you remain in continuous service to Crossroads).

Stock Option Exchange Program Program Details For employees on an approved leave of absence: If you are on a Company approved personal leave of absence or a medical, maternity, worker's compensation, military or other statutorily protected leave of absence, you are eligible to participate in the Offer even if you do not return to active status before the expiration date of the offer. A Company approved leave of absence will not impact the number of shares under any New Option Grant or the date of grant of any New Option Grant. Vesting under the New Option Grants will be suspended for unpaid leave in accordance with our employment policies in effect at the applicable time. If you return to work prior to the grant date of the New Option Grants, you will receive credit towards your vesting under the New Option Grants for the time between your return to work and the grant date of the New Option Grants. If you are on leave when the New Option Grants are granted, you will be granted your New Option Grants at that time, but the vesting that would typically take place on the date of grant of the New Option Grant will be suspended in accordance with our employment policies. If a New Option Grant expires before you vest in full because vesting was suspended while you were on leave, any unvested portion will be cancelled.

Stock Option Exchange Program Program Details For Crossroads employees who elect NOT to participate: Present stock option grants will retain their original grant date, exercise price, and vesting schedule Eligibility for on-going grants is based on management discretion, but your election not to participate in the Offer will not impact such decision.

Stock Option Exchange Program Impact of Reverse Stock Split If Crossroads implemented a reverse stock split to increase Crossroads' stock's trading price, which could happen after you have tendered your options but before you have received your New Option Grants. In that event, New Option Grants (as well as any option grants which are not exchanged) would be proportionately adjusted for the reverse stock split. To the extent you return an option grant, the exchange ratios discussed above will be applied prior to any adjustment required by any reverse stock split.

Stock Option Exchange Program Reverse Stock Split Example of how a reverse stock split will impact an employee's Stock Options *If the original option grant is exchanged in the Offer for a New Option Grant, the exercise price will be equal to the closing sale price of our common stock as reported on the Nasdaq National Market (or such other market on which our shares are principally traded or quoted) on the date of grant. Reverse Stock Split Ratio 1-for-5 1-for-10 1-for-15 1-for-20 Original Option Exercise Price (prior to the exchange) $5.00 $5.00 $5.00 $5.00 Revised Option Exercise Price (prior to the exchange) $25.00 $50.00 $75.00 $100.00 Original Option Share Number 5,000 5,000 5,000 5,000 Revised Option Share Number (assuming option is not exchanged in the Offer) 1,000 500 334 250 Revised New Option Grant Share Number (assuming option is exchange in the Offer) 250 125 84 63

Stock Option Exchange Program Action Items Consider any personal financial and tax implications. We recommend you contact your tax and financial advisors. Read the copy of the Offer to Exchange filed with the Securities and Exchange Commission (e:mail sent by Brian R. Smith on January 13, 2003). Decide to participate or not participate and let us know of your election by completing, duly executing, and delivering to us the Letter of Transmittal, or a facsimile thereof, along with any other required documents. You must complete and sign your Letter of Transmittal manually. All required documents must be sent before the expiration date (February 10, 2003, at 11:59 p.m., Central time) unless extended by us) to: Attn: Human Resources 8300 North MoPac Expressway Austin, Texas 78759 Fax Number (512)928-7199 If you have additional questions send an e:mail to kblair@crossroads.com

Stock Option Exchange Program Although our Board of Directors has approved this offer, neither we nor our Board of Directors makes any recommendation as to whether you should return your option grants for exchange or refrain from returning your option grants for exchange. The offer is entirely voluntary and you must make your own decision whether to participate in the offer and exchange any of your option grants, taking into account your own personal circumstances and preferences. Our executive officers and members of our Board of Directors are eligible to participate in the offer.